TANGER FACTORY OUTLET CENTERS INC.
TANGER PROPERTIES LIMITED PARTNERSHIP
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

June 9, 2014

Ms. Kristi Marrone
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Tanger Factory Outlet Centers, Inc.
Tanger Properties Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File Nos. 1-11986 and 333-3526-01
Dear Ms. Marrone:
Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership (collectively, the “Company”) are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 22, 2014.
For your convenience, the Staff's comments are set forth below in bold, followed by the Company's response to each comment.

Item 2. Properties, page 18

1. We note your property operating data on pages 20-21. In future Exchange Act periodic reports, please expand your disclosure here to include occupancy data for the past five years. Also, please include average effective annual rent per square foot for each of the last five years.

Response:

In our future Exchange Act periodic reports, under Item 2. Properties, we will, on a consolidated basis, include occupancy data as well as average annual rent per square foot, which rent will be computed on a straight-line basis and will include the effects of inducements and rent concessions, for each of the past five years.

Lease Expirations

Rental and Occupancy Rates, page 22

2. We note your summary of expirations in this section. In addition to base rents of expiring rents, with respect to leases expiring in the next 12 months, please discuss any known trends regarding the relationship between contractual rents on these expiring leases and market rents.

Response:

In our future Exchange Act periodic reports, under Item 2. Properties, in addition to the table of scheduled lease expirations, we will discuss any known trends regarding the relationship between contractual rents on expiring leases and market rents for leases expiring in the next 12 months.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Development Activities, page 44

3. Please confirm that, in future Exchange Act periodic reports, you will supplement your current disclosure in this section to include the current scope of development, which will also feature disclosure regarding development expenditures on a per square foot basis. Additionally, please discuss the amount of development that could be supported on the unimproved land in your portfolio.

Response:

In future Exchange Act periodic reports, we will supplement our current disclosure in this section to include information on our estimated development expenditures, which will also include a disclosure regarding our estimated development expenditures on a per square foot basis.

In our business model, we generally do not buy unimproved land until we have obtained lease commitments on a significant portion of the project, and expect to begin construction soon thereafter. While we have a certain amount of unimproved land for the development of outparcels and expansions, the amount of such unimproved land is not material to the Company.

Critical Accounting Estimates

Cost Capitalization, page 53

4. In future filings, please expand your disclosure to clearly describe your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase including a discussion of when the capitalization period ends.

Response:

In future filings, we will expand our disclosure describing our capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase including a discussion of when the capitalization period ends.

5. Related to the comment above, please tell us the amount of indirect soft costs, such as payroll and other G&A costs, capitalized during 2013. To the extent that these amounts are material to earnings provide disclosure in future filings.

Response:

In Note 2 to the financial statements under the caption "Rental Property", we disclosed that we capitalized internal development costs totaling approximately $2.2 million for the year ended December 31, 2013. Also under Note 2 to the financial statements under the caption "Deferred Charges", we disclosed that we capitalized approximately $4.0 million in deferred lease costs for the year ended December 31, 2013, including internal lease costs and amounts paid to third party brokers. Of the $4.0 million in capitalized deferred lease costs, approximately $2.9 was internal lease costs. In both instances, our "internal development costs" and "internal lease costs" were comprised of indirect soft costs, such as payroll and other G&A costs. In future filings, we will revise our disclosure in Note 2 to clarify that these internal costs are meant to describe the capitalization of indirect soft costs, such as payroll and other G&A costs.

As described in the response to Item 4 above, in future filings we will revise our description of our capitalization policies in the Critical Accounting Estimates section to clarify that our capitalization of costs includes the capitalization of indirect soft costs, such as payroll and other G&A costs. Since we disclosed the amounts capitalized for these costs in Note 2 to the financial statements, we do not believe it is necessary to disclose the capitalized amounts in the section "Critical Accounting Estimates".

Supplemental Earnings Measures

Funds from Operations, page 54

6. Please explain to us and clarify in future filings what is meant by depreciation and amortization uniquely significant to real estate.

Response:

The discussion of Funds from Operations (or "FFO") on page 54 explains that FFO is intended to exclude historical cost depreciation and amortization of real estate, included in net income under United States Generally Accepted Accounting Principles, which assumes that the fair value of real estate assets diminishes over time. Historically, however, real estate values have risen or fallen with market conditions.

In our tabular calculation of FFO where we add back depreciation and amortization to net income, we have historically used the term depreciation and amortization uniquely significant to real estate to mean the depreciation and amortization of real estate assets, including real property depreciation, amortization of capitalized leasing expenses, and tenant allowances or improvements. Excluded from the add back of depreciation and amortization are items not related to real estate such as the amortization of deferred financing costs, and depreciation of computer software, company office improvements, and other items commonly found in other industries and required to be recognized as expenses in the calculation of net income.

In our future filings, we intend to use the term "depreciation and amortization of real estate assets" in our tabular calculation of FFO in place of the term "depreciation and amortization uniquely significant to real estate" to more appropriately match the narrative discussion of FFO.

Same Center Net Operating Income, page 58

7. We note that you have made further adjustments to property net operating income to arrive at property net operating income - cash basis and total same center NOI - cash basis. Please expand your disclosure in future filings to explain the reasons why you believe these additional non-GAAP measures provide useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

In our future filings, we will revise our disclosure and tabular presentation under this section to clearly present only one supplemental earnings measure and that supplemental measure is Same Center Net Operating Income - Cash Basis. We will also expand our disclosure to explain the reasons why we believe this additional non-GAAP measure provides useful information to investors.

Note 3. Acquisition of Rental Property

2013 Acquisitions, page F-21

8. We note that upon acquisition of the controlling interest in Deer Park, the fair value of the noncontrolling interest was $27.9 million. Please clarify how you accounted for the noncontrolling interest upon acquisition and subsequently, citing relevant accounting literature.

Response:

The noncontrolling interest was recorded to the liabilities section of the balance sheet under the caption "Deferred financing obligation" upon the acquisition. We respectfully note that in the last paragraph on page F-22, we explained that, following the acquisition of the additional one-third interest, we and the holder of the noncontrolling interest entered into an agreement where the holder of the noncontrolling interest could require us to purchase their interest on the second anniversary of the acquisition date for a fixed price, and thus we recorded the obligation to redeem their interest as a deferred financing obligation. Our conclusion to record the noncontrolling interest as a liability, reflected as a deferred financing obligation, was based on applying the guidance of EITF 00-04 - Issue Summary No. 1, Majority Owner's Accounting for the Minority Interest in a Subsidiary and a Derivative. Given the put/call feature for the noncontrolling party's one-third interest, we determined this arrangement was more similar to a financing model and we should apply the concepts discussed in EITF 00-04 whereby the noncontrolling interest and the derivative should be accounted for on a combined basis as debt classified on the balance sheet as a liability (deferred financing obligation). Under this approach, we recognize 100 percent of the Deer Park property's earnings or losses and recognize debt measured at fair value. We estimated the fair value of the deferred financing obligation upon acquisition to be approximately equal to the redemption value of $28.4 million after considering the present value of the amount due to the noncontrolling interest (both the monthly distributions and the fixed price of the future redemption value at the put date). The fair value of this obligation will be assessed each reporting period through the date of redemption. Distributions to the holder of the noncontrolling interest are being recorded as interest expense.

9. Please tell us how you determined to record a gain on consolidation of Deer Park in the amount of $26 million. Refer to the appropriate accounting literature in your response.

Response:

The initial transaction acquiring the additional one-third interest was treated as a business combination, and more specifically, as a step acquisition, applying the concepts of ASC-805-10-25. A step acquisition exists when a company obtains an additional ownership interest in a previously held equity investment and obtains control as a result. Based on the acquisition agreement and other transaction documents which amended our rights with respect to the property and our obligations with respect to the additional one-third interest, we concluded that the property constituted a business, we controlled the property's assets and directed the property's significant activities.

In applying the concepts of ASC 805-10 under the step acquisition approach, the Company determined that it should, among other things, consolidate the property as of the date control was obtained, recognize 100 percent of the assets and liabilities of the property, and, per ASC-805-10-25-10, re-measure the previously held equity interest to fair value and recognize, when the fair value of the net assets acquired is greater than the carrying value of the consideration given up, a gain in the income statement. Based on the application of this guidance, we recorded a gain of $26 million. As described on page F-22 of our Form 10-K, this gain resulted from the remeasurement of our previously held equity interest in the property from its carrying value to its fair value.

We previously accounted for our 33 1/3% investment under the equity method of accounting because we had significant influence but not control over the property. The carrying value of our original investment in the property had been reduced over time as a result of recognizing our share of the lossses generated by the property under the equity method of accounting. The losses were generally the result of depreciation and amortization expense exceeding earnings before depreciation. In addition, a significant portion of our original investment was returned during the period in which we held the investment due to distributions made to the owners from (1) proceeds received when permanent financing was put in place, (2) proceeds received from the settlement of a lawsuit, and (3) cash on hand immediately prior to our acquisition. Accordingly, a substantial portion of the fair value of our equity interest was recognized as a gain due to the low cost basis of our equity investment balance in the property.

10. In addition, please provide more robust disclosure within the MD&A explaining how the gain on consolidation was derived as this amount had a significant impact on your earnings.

Response:

In future filings where the gain on consolidation appears in our financial statements, we will expand our disclosure describing how the gain was derived similar to the discussion included in the last paragraph above in response to Question 9.

The Company acknowledges that in connection with this response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (336) 834-6834.

Best regards,

/s/ Frank C. Marchisello, Jr.

Executive Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.

Vice President and Treasurer
Tanger Properties Limited Partnership